Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Thousands, Except Ratios)

	Twelve months	Twelve months	Twelve months	Nine months	Nine months
	Ended	Ended	Ended	Ended	Ended
	September 30,	December 31,	December 31,	September 30,	September 30,
	2008	2007	2006	2008	2007

Earnings: (1)
Net income (2)	$117,282	$106,506	$91,377	$80,389	$69,613
Income taxes	74,537	66,741	47,691	49,582	41,786
Equity in (income) losses of equity investees, net of distributions	-	-	-	-	-
Fixed Charges (See below) (3)	81,637	81,145	78,345	59,793	59,301
Less: Preferred stock dividend	-	-	-	-	-
Total adjusted earnings	$273,456	$254,392	$217,413	$189,764	$170,700
Fixed charges: (3)
Total interest expense	$81,376	$80,576	$77,538	$59,558	$58,758
Interest component of rents	261	569	807	235	543
Preferred stock dividend	-	-	-	-	-
Total fixed charges	$81,637	$81,145	$78,345	$59,793	$59,301

Ratio of earnings to fixed charges	3.3	3.1	2.8	3.2	2.9

1.    For the purposes of computing these ratios, earnings consist of pretax net income before income (losses) from equity investees, fixed charges, and less preferred stock dividends of a consolidated subsidiary.

2.    Net income, as defined, is before preferred stock dividend requirement of subsidiary and cumulative effect of change in accounting principle.

3.    Fixed charges consist of total interest, amortization of debt discount, premium and expense, the estimated portion of interest implicit in rentals, and preferred stock dividends of a consolidated subsidiary.